№: 82-5198

CENTER TELECOM
JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

№ 08-15/275
04.08.2003



03 AUG -7 AM 7:21

Securities and Exchange Commission
Office of International Finance,
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

SUPPL

JSC Central Telecommunication

Dear Sirs,

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (as attached).

1. Minutes of the annual general meeting of shareholders to review results of operation in 2002.
2. Annexes to the Minutes of the annual general meeting of shareholders: protocol of the voting results, quorum determination protocol.
3. Notices of the material events of the issuer's business activity (5 events).

Sincerely yours,

Ruben A. Amaryan
General Director

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

dlw 8/7

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***July 17, 2003***
Code of the fact (event, action): ***0100194A17072003***

The date of the meeting of the Board of Directors: July 15, 2003.

Membership of the Board according to the list of members: 11 members
Took part in the absentee voting: 10 Board members
Quorum is reached.
Date of drawing up the Board meeting minutes (Minutes #2): July 17, 2003

The governing body undergoing changes: collective executive body of the Issuer (the Management Board).

Names of appointees to the Issuer's Management Board:

1. Ruben A. Amaryan
Interest in the Issuer's charter (legal) capital: 0.00916%

2. Alexey A. Lokotkov
Interest in the Issuer's charter (legal) capital: 0.008265%

3. Maxim A. Pegasov
Interest in the Issuer's charter (legal) capital: 0.000143%

4. Sergey V. Pridantsev
Interest in the Issuer's charter (legal) capital:no interest

5. Valeriy P. Sychev
Interest in the Issuer's charter (legal) capital:no interest

6. Ella M. Zhuravleva
Interest in the Issuer's charter (legal) capital: 0,000333%

7. Raisa P. Konstantinova
Interest in the Issuer's charter (legal) capital:no interest

8. Tatyana N. Sotskova
Interest in the Issuer's charter (legal) capital:no interest

9. Alexander I. Polnikov
Interest in the Issuer's charter (legal) capital:no interest

10. Nokolay V. Mezhuev
Interest in the Issuer's charter (legal) capital: 0.000048%

11. Alexander A. Haustovich
Interest in the Issuer's charter (legal) capital: 0.102933%

The management board term of office is until July 15, 2004.

Names of former Management Board members whose authority as a member of the Issuer's Management Board was terminated:

1. Ruben A. Amaryan
Interest in the Issuer's charter (legal) capital: 0.00916%

2. Alexey A. Lokotkov
Interest in the Issuer's charter (legal) capital: 0.008265%

3. Maxim A. Pegasov
Interest in the Issuer's charter (legal) capital: 0.000143%

4. Alexander I. Polnikov
Interest in the Issuer's charter (legal) capital:no interest

5. Ella M. Zhuravleva
Interest in the Issuer's charter (legal) capital: 0.000333%

6. Raisa P. Konstantinova
Interest in the Issuer's charter (legal) capital:no interest

7. Sergey V. Pridantsev
Interest in the Issuer's charter (legal) capital:no interest

8. Valeriy P. Sychev
Interest in the Issuer's charter (legal) capital:no interest

9. Tatyana N. Sotskova
Interest in the Issuer's charter (legal) capital:no interest

10. Grigoriy N. Kuzmenko
Interest in the Issuer's charter (legal) capital: 0.033375%

11. Vasiliy A. Gapeenko
Interest in the Issuer's charter (legal) capital: 0.004154%

12. Gennadiy P. Brusentsev
Interest in the Issuer's charter (legal) capital: 0.001713%

13. Vladislav M. Lelkov
Interest in the Issuer's charter (legal) capital: 0.162733%

14. Andrey V. Saprykin
Interest in the Issuer's charter (legal) capital: 0.011125%

15. Ivan Dm. Makhov
Interest in the Issuer's charter (legal) capital: 0.007099%

16. Vladimir N. Shevnev
Interest in the Issuer's charter (legal) capital: 0.030356%

17. Nikolay F. Chugunkov
Interest in the Issuer's charter (legal) capital: 0.057836%

18. Yuriy N. Lepikhov
Interest in the Issuer's charter (legal) capital: 0.002043%

19. Vladimir F. Korolkov
Interest in the Issuer's charter (legal) capital: 0.265614%

20. Anatoliy V. Maslov
Interest in the Issuer's charter (legal) capital: 0.02357%

21. Valeriy G. Nikolaev
Interest in the Issuer's charter (legal) capital: 0.04712%

22. Anatoliy N. Korovin
Interest in the Issuer's charter (legal) capital: 0.000405%

23. Evgeniy I. Savenkov
Interest in the Issuer's charter (legal) capital: 0.259223%

24. Sergey M. Klychev
Interest in the Issuer's charter (legal) capital: 0.0009%

25. Alexander V. Haustovich
Interest in the Issuer's charter (legal) capital: 0.102933%

26. Nikolay V. Mezhuev
Interest in the Issuer's charter (legal) capital: 0.000048%

Th date the changes took effect: July 15, 2003.

The Issuer's authority taking the decision based on which the specified changes were effected; and the date of the decision: the Board of Directors, July 15, 2003.

R.Amaryan
General Director

Corporate seal

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***July 17, 2003***
Code of the fact (event, action): ***0200194A17072003***

Mr. Ruben A. Amaryan, General Director, Joint-Stock Central Telecommunication Company (JSC CenterTelecom), member of the collective executive body (the Management Board) of JSC CenterTelecom.

Interest in the charter (legal) capital of the Issuer before the change: 0.00916%.
Interest in the charter (legal) capital of the Issuer after the change: 0.01327%.

The date of the change: July 17, 2003

R.Amaryan
General Director

Corporate seal

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***July 17, 2003***
Code of the fact (event, action): ***0200194A17072003***

Mr. Alexey A. Lokotkov, First Deputy General Director, Joint-Stock Central Telecommunication Company (JSC CenterTelecom), member of the collective executive body (the Management Board) of JSC CenterTelecom.

Interest in the charter (legal) capital of the Issuer before the change: 0.00826%.
Interest in the charter (legal) capital of the Issuer after the change: 0.00996%.

The date of the change: July 17, 2003

R.Amaryan
General Director

Corporate seal

N 82-5198

MINUTES

of the annual general meeting of shareholders of JSC CenterTelecom

June 24,2003 # 11

Joint-Stock Central Telecommunication Company (henceforth the "Company" or "JSC CenterTelecom")
Location: 23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia
A general meeting of shareholders in the form of joint attendance of shareholders with prior provision of ballots for voting (the "meeting").
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
The address to receive completed ballot papers: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia.

Registration started at: 9.00 am
Registration finished at: 00.20 pm
The meeting commenced at: 11.00 am
Vote counting started at: 00.20 pm
Meeting adjourned at 01.20 pm after results of the meeting were announced.

The presidium of the annual general meeting of shareholders
Mr. R. Amaryan, General Director, JSC CenterTelecom, Chairman of the meeting;
Mr. V. Yashin, General Director, JSC Svyazinvest.

Secretary of the meeting: Ms. G. Lartsova.

Invited attendance: members of the Board of Directors, members of the Management Board, heads of regional subsidiaries and business units of the Company.

The meeting agenda:

1. Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002.
2. Election of members of the Board of Directors.
3. Election of members of internal Audit Commission.
4. Approval of the Company's auditor for 2003.
5. Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company.
6. Determination of remuneration of members of the Company's Board of Directors.

The list of shareholders entitled to take part in the meeting was compiled based on the register entries as of **May 5, 2003** (the "record date").

As at the record date to finalize the list of shareholders entitled to participate in the extraordinary meeting of shareholders the Company has placed **1,578,006,833** ordinary shares (outstanding) of which 0 are acquired (repurchased) by the Company.

The total number of placed voting outstanding shares less repurchased by the Company shares is 1,578,006,833 shares.

The voting right on the agenda items #1, #2, #4, #5, #6 of the annual general meeting of shareholders is granted to shareholders-owners of ordinary shares of the Company.

The voting right on the agenda item #3 (Election of the members of the Audit Commission) is granted to shareholders-owners of ordinary shares of the Company except members of the Board of Directors and shareholders-senior executives of the Company.

As at **11.00** hours a.m. 2,688 shareholders and their legal representatives holding on aggregate 1,316,640,719 votes were registered for the meeting.

The number of votes of members of the Board of Directors and senior executives of the Company is 20,719,740.

Number of votes belonging to shareholders entitled to vote on the agenda items #1, #2, #4, #5 and #6 is 1,316,640,719 votes, accounting for 83.44% of the total number of voting shares of the Company.

Number of votes belonging to shareholders entitled to vote on the agenda item #3 (Election of the members of the Audit Commission) is 1,295,928,974 votes, accounting for 83.22% of the total number of voting shares of the Company less voting shares owned by members of the Board of Directors and senior executives of the Company.

A quorum for passing decisions on the agenda items #1, #2, #4, #5 and #6 of the meeting is ensured by participating in the vote of shareholders owning on aggregate over 50% of the total number of outstanding voting shares less shares acquired (repurchased) by the Company.

A quorum for passing decisions on the agenda item #3 of the meeting (Election of the members of the Audit Commission) is reached by participating in the vote of shareholders owning on aggregate over 50% of the total number of outstanding voting shares less voting shares acquired (repurchased) by the Company and shares owned by members of the Board of Directors and senior executives of the Company.

Thus, a quorum for passing decisions on all the agenda items of the annual general meeting of shareholders of JSC CenterTelecom is reached.

As at the start of vote counting 2,712 shareholders and their legal representatives holding on aggregate 1,360,520,971 votes were registered for the meeting.

ISSUE 1. Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002.

Mr. R. Amaryan, General Director, JSC CenterTelecom spoke on the results of the Company's operations in 2002. The report noted high growth rates of the Company and its regional subsidiaries, improvement of financials and consolidated generic efficiencies of the Company's business.

Mr. A. Lokotkov, First Deputy General Director, CFO, JSC CenterTelecom spoke on the distribution of the Company's profit in 2002.

Mr. V. Yashin proposed to approve of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002.

Voting results on issue 1:

	Resolution	FOR	AGAINST	ABSTAINED	FOR %
1.1	to approve of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit and loss of the Company according to results of 2002.	1339501487	13047	214496	98.46
1.2	to pay dividends for 2002 as follows: RUR0.096 per ordinary share in cash before December 31, 2003	1339014662	88767	331920	98.42
1.3	to pay dividends for 2002 as follows: RUR0.206 per preference class A share in cash before August 23, 2003	1339002406	95538	184458	98.42

IT WAS RESOLVED 1.1.: to approve the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit and loss of the Company according to results of 2002.

1.2. to pay dividends for 2002 as follows: RUR0.096 per ordinary share in cash before December 31, 2003

1.3. to pay dividends for 2002 as follows: RUR0.206 per preference class A share in cash before August 23, 2003

ISSUE 2. Election of members of the Board of Directors.

Ms. N. Sudareva, Deputy director of Securities and Corporate Action Department, Head of Securities Issues, briefly outlined background of candidates put forward for elections to the Board of Directors.

from JSC Svyazinvest

1	Ruben A. Amaryan	General Director, JSC CenterTelecom
2	Stanislav P. Avdiants	Executive Director Director of Economic and Tariff Policies Department, JSC Svyazinvest
3	Vadim E. Belov	Deputy General Director, JSC Svyazinvest
4	Alexander A. Ermolich	Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest
5	Alexander V. Lopatin	Deputy General Director, JSC Svyazinvest
6	Alexey B. Panteleev	First Deputy Chairman, the Moscow region Government
7	Oksana V. Petrova	Deputy Division Chief, Department of Corporate Governance, JSC Svyazinvest
8	Viktor D. Savchenko	Director of Legal Department, JSC Svyazinvest
9	Sergey V. Soldatenkov	General Director, JSC Megafon
10	Evgeni V. Yurchenko	Deputy General Director, JSC Svyazinvest
11	Valeriy N. Yashin	General Director, JSC Svyazinvest

from Russian Federal Property Fund

1	Boris D. Antonyuk	First Deputy Minister of the Russian Federation for Communication and Informatization
2	Vladimir A. Andrievski	Deputy Department Chief, the Ministry of Property of Russia
3	Alexey F. Bodunkov	Minister of Property Relations, the Moscow region government
4	Alexander P. Gribov	Deputy Chief of Division,

5	Sergey A. Gribov	Russian Federal Property Fund Deputy Division Chief with a Department of the Ministry of Property of Russia

from Lindsell Enterprises Limited

1	Vladimir V. Dudchenko	Head of Research, Moscow office of NCH Advisors, Inc
2	Alexander V. Ikonnikov	Director of Association for Protection of Investors' Rights
3	Igor Yu. Nechaev	General Director, Private JSC Prizma-Capital
4	Grigori M. Finger	Executive Director, Moscow office of NCH Advisors, Inc

from MIKADO CORPORACION, S.A. and JSC Promsvyazinvest

1	Ivan Ya. Boyko	Representative of MIKADO CORPORACION, S. A. and JSC PROMSVYAZINVEST

Other shareholders of the Company put forward no other proposals of candidates to the Board of Directors.

Ms. N. Sudareva also reported that a letter to the Chairman of the annual general meeting of shareholders was received from Mr. A. Bodunkov, put forward as a candidate to the Board of Director, in which he refused to stand at the Board election, as he had been elected as a member of Board of other organizations, membership in which is regulated by the Moscow region law On managing interests and stakes owned by the Moscow region in the charter capital of business organizations.

Voting results on issue 2:

No	Name of candidate	Number of votes
1	Boris D. Antonyuk	1 108 698 947
2	Ruben A. Amaryan	1 141 442 786
3	Vladimir A. Andrievski	7 919 288
4	Stanislav P. Avdiants	1 106 120 572
5	Alexey F. Bodunkov	7 755 868
6	Vadim E. Belov	1 118 152 760
7	Ivan Ya. Boyko	507 620 095
8	Alexander P. Gribov	1 670 690 520
9	Sergey A. Gribov	5 679 752
10	Vladimir V. Dudchenko	3 762 897
11	Alexander A. Ermolich	3 546 669
12	Alexander V. Ikonnikov	1 372 796 905
13	Alexander V. Lopatin	1 106 097 223
14	Igor Yu. Nechaev	12 959 747
15	Alexey B. Panteleev	1 107 698 059
16	Oksana V. Petrova	1 103 693 904
17	Viktor D. Savchenko	5 700 652
18	Sergey V. Soldatenkov	5 575 510
19	Grigori M. Finger	1 639 626 951
20	Evgeni V. Yurchenko	5 883 283
21	Valeriy N. Yashin	1 624 848 491

Pursuant to Item 4 Article 66 of the Federal Law On Joint-Stock Companies candidates to the Board of Directors for whom the largest numbers of votes were cast shall be deemed elected members of the Board.

IT WAS RESOLVED: 2.1 **to elect** the following members of the Board of Directors.

1. Boris D. Antonyuk
2. Ruben A. Amaryan
3. Stanislav P. Avdiants
4. Vadim E. Belov
5. Alexander P. Gribov
6. Alexander V. Ikonnikov
7. Alexander V. Lopatin
8. Alexey B. Panteleev
9. Oksana V. Petrova
10. Grigori M. Finger
11. Valeriy N. Yashin

ISSUE 3 Election of members of the Audit Commission

Mr. R. Amaryan reported that the Board of Directors preliminary reviewed and included in the ballot papers for voting the following candidates to the Audit Commission:

From JSC Svyazinvest:

1. Konstantin V. Belyaev, Chief Accountant, JSC Svyazinvest
2. Lyubov A. Greseva, Chief Expert, Department of internal audit, JSC Svyazinvest
3. Elena N. Kukudzhanova, Chief Expert,Department of internal audit,JSC Svyazinvest
4. Irina V. Prokofieva, Director of Department of internal audit, JSC Svyazinvest
5. Kirill V. Frolov, Deputy Director – Head of Division, Department of internal audit, JSC Svyazinvest

Other shareholders put forward no candidates to the Audit Commission.

Voting results on issue 3:

	Name of candidate	FOR	Against	Abstained	FOR %
1	Konstantin V. Belyaev	1156077596	113399	155497707	86.29
2	Lyubov A. Greseva	1155688164	136682	155575186	86.26
3	Elena N. Kukudzhanova	1155680285	134920	155585429	86.26
4	Irina V. Prokofieva	1152529306	66576	158818576	86.02
5	Kirill V. Frolov	1152511044	75224	158819371	86.02

IT WAS RESOLVED: 3.1. to **elect** the following members of the Audit Commission:

1. Konstantin V. Belyaev
2. Lyubov A. Greseva
3. Elena N. Kukudzhanova
4. Irina V. Prokofieva
5. Kirill V. Frolov

ISSUE 4: Approval of the Company's auditor for 2003.

Mr. R. Amaryan stated, that the Company's Board of Directors recommended to the annual general meeting of shareholders to approve PJSC Ernst&Young Vneshaudit as the Company's auditor for 2003, the same was the auditor in 2002.

Voting results on issue 4:

FOR - 1,338,593,573 (98.39%)
Against - 124,179
Abstained - 425533

IT WAS RESOLVED: 4.1. to approve Private JSC (ZAO) Ernst&Young Vneshaudit as the auditor of the Company for 2003

ISSUE 5: Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company.

Ms. T. Sotskova, Director of Legal Department briefly spoke on additions and amendments introduced to the Regulations on the General Meeting of Shareholders of the Company, and stated that the effective issue was developed pursuant to the Federal Law On Joint-Stock Companies and ordnance of FCS of Russia #17/ps of May 31, 2002 On approval of regulations on additional requirement regarding arrangements, convening and conduct of general meeting of shareholders.

Voting results on issue 5:
FOR - 1337381216 (98.30%)
Against - 51126
Abstained - 1972367

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 5 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

IT WAS RESOLVED 5.1. to approve the new issue of the Regulations on the General Meeting of Shareholders of the Company.

ISSUE 6. Determination of remuneration of members of the Company's Board of Directors

Mr. A. Lokotkov spoke on the issue and briefly stated the procedure of allocating amounts for remuneration of members of the Board of Directors.

Voting results on issue 6:
FOR - 1098875464 (80.77%)
Against - 1660817
Abstained - 171749799

IT WAS RESOLVED 6.1. to approve allocation amounts (in percent) to be used for calculation of quarterly and annual remuneration of members of the Board of Directors as follows:
- allocation of 0.0041% of the Company's revenues from sale of goods, products, works, services in a reporting quarter according to accounting reports of the Company for remuneration of each member of the Board of Director;
- allocation of 0.4% of the net profit in a reporting year according to accounting reports of the Company for remuneration of the whole Board of Directors of the Company.

Annexes: 1. Protocol of Registrator-Svyaz of June 24, 2003 on the voting results at the annual general meeting of shareholders of JSC CenterTelecom (7 pp).

2. Protocol of Registrator-Svyaz of June 24, 2003 on the determination of quorum at the annual general meeting of shareholders of JSC CenterTelecom (2 pp).

Mr. R. Amaryan thanked participants for taking part in the meeting declared the meeting closed.

R. Amaryan
Chairman of the general meeting of shareholders

G. Lartsova
Secretary

The minutes were compiled and signed on July 9, 2003

№ 82-5198

Annex to the Minutes
of the annual general meeting of shareholders of
Joint-Stock Central Telecommunication Company

Protocol of the voting results

Moscow **June 24, 2003**

Joint-Stock Central Telecommunication Company (henceforth the "Company" or "JSC CenterTelecom")
Location: 23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia
A general meeting of shareholders in the form of joint attendance of shareholders with prior provision of ballots for voting (the "meeting").
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia
Registration started at: 9.00 am
Registration finished at: 00.20 pm
The meeting commenced at: 11.00 am
Vote counting started at: 00.20 pm
Meeting adjourned at 01.20 pm after results of the meeting were announced.

1. **Voting results at the annual general meeting of shareholders of JSC CenterTelecom on issue 1 of the meeting agenda:**

Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002

1. Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit and loss of the Company according to results of 2002

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**1 578 006 833**
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**1 360 520 971**
of which:	
Took part in the voting (number of votes)	**1 342 772 003**
Ballots deemed invalid contained on aggregate (number of votes)	**3 042 973**

Final voting results:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 339 501 487**	**98.46%**
Against	**13 047**	**0.00%**
Abstained	**214 496**	**0.02%**

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 1 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

Voting result: to approve the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit and loss of the Company according to results of 2002.

entitled to take part in the meeting and having the right to vote on the issue.	
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**1 360 520 971**
of which:	
Took part in the voting (number of votes).	**1 342 772 003**
Ballots deemed invalid contained on aggregate (number of votes).	**3 336 654**

Final voting results:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 339 014 662**	**98.42%**
Against	**88 767**	**0.01%**
Abstained	**331 920**	**0.02%**

Voting result: to pay dividends for 2002 as follows: RUR0.096 per ordinary share in cash before December 31, 2003

3. Payment of dividends on preference shares

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**1 578 006 833**
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**1 360 520 971**
of which:	
Took part in the voting (number of votes).	**1 342 772 003**
Ballots deemed invalid contained on aggregate (number of votes).	**3 238 569**

Final voting results:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 339 002 406**	**98.42%**
Against	**95 538**	**0.01%**
Abstained	**184 458**	**0.01%**

Voting result: to pay dividends for 2002 as follows: RUR0.206 per preference class A share in cash before August 23, 2003

2. **Voting results at the annual general meeting of shareholders of JSC CenterTelecom on issue 2 of the meeting agenda:**

Election of members of the Board of Directors.

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**17 358 075 163**
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**14 965 730 681**
of which:	
Took part in the voting (number of votes).	**14 955 880 632**
Ballots deemed invalid contained on aggregate (number of votes).	**253 419 265**

Final voting results:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**14 700 941 178**	**98.23%**
Against	**146 850**	**0.00%**
Abstained	**1 373 339**	**0.01%**

Final voting results:

	Name of candidate	**Number of votes**
1.	**Boris D. Antonyuk**	**1 108 698 947**
2.	**Ruben A. Amaryan**	**1 141 442 786**
3.	**Vladimir A. Andrievski**	**7 919 288**
4.	**Stanislav P. Avdiants**	**1 106 120 572**
5.	**Alexey F. Bodunkov**	**7 755 868**
6.	**Vadim E. Belov**	**1 118 152 760**
7.	**Ivan Ya. Boyko**	**507 620 095**
8.	**Alexander P. Gribov**	**1 670 690 520**
9.	**Sergey A. Gribov**	**5 679 752**
10.	**Vladimir V. Dudchenko**	**3 762 897**
11.	**Alexander A. Ermolich**	**3 546 669**
12.	**Alexander V. Ikonnikov**	**1 372 796 905**
13.	**Alexander V. Lopatin**	**1 106 097 223**
14.	**Igor Yu. Nechaev**	**12 959 747**
15.	**Alexey B. Panteleev**	**1 107 698 059**
16.	**Oksana V. Petrova**	**1 103 693 904**
17.	**Viktor D. Savchenko**	**5 700 652**
18.	**Sergey V. Soldatenkov**	**5 575 510**
19.	**Grigori M. Finger**	**1 639 626 951**
20.	**Evgeni V. Yurchenko**	**5 883 283**
21.	**Valeriy N. Yashin**	**1 624 848 491**

Pursuant to Item 4 Article 66 of the Federal Law On Joint-Stock Companies candidates to the Board of Directors for whom the largest numbers of votes were cast shall be deemed elected members of the Board.

Voting result: to elect the following members of the Company's Board of Directors:

1. **Boris D. Antonyuk**
2. **Ruben A. Amaryan**
3. **Stanislav P. Avdiants**
4. **Vadim E. Belov**
5. **Alexander P. Gribov**
6. **Alexander V. Ikonnikov**
7. **Alexander V. Lopatin**
8. **Alexey B. Panteleev**
9. **Oksana V. Petrova**
10. **Grigori M. Finger**
11. **Valeriy N. Yashin**

3. **Voting results at the annual general meeting of shareholders of JSC CenterTelecom on issue 3 of the meeting agenda:**

Election of members of the Audit Commission

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**1 557 287 093**
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**1 339 803 866**
of which:	
Took part in the voting (number of votes).	**1 319 270 005**

Final voting results:

1. Konstantin V. Belyaev

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 156 077 596**	**86.29 %**
Against	**113 399**	**0.01 %**
Abstained	**155 497 707**	**11.61 %**
Deemed invalid	**6 807 621**	**0.51%**

2. Lyubov A. Greseva

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 155 688 164**	**86.26 %**
Against	**136 682**	**0.01 %**
Abstained	**155 575 186**	**11.61 %**
Deemed invalid	**7 096 291**	**0.53%**

3. Elena N. Kukudzhanova

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 155 680 285**	**86.26 %**
Against	**134 920**	**0.01 %**
Abstained	**155 585 429**	**11.61 %**
Deemed invalid	**7 095 689**	**0.53%**

4. Irina V. Prokofieva

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 152 529 306**	**86.02 %**
Against	**66 576**	**0.00 %**
Abstained	**158 818 576**	**11.85 %**
Deemed invalid	**7 081 865**	**0.53%**

5. Kirill V. Frolov

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 152 511 044**	**86.02 %**
Against	**75 224**	**0.01 %**
Abstained	**158 819 371**	**11.85 %**
Deemed invalid	**7 090 684**	**0.53%**

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 3 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

Pursuant to item 6 Article 85 of the Federal Law On Joint-Stock Companies shares owned by members of the Board of Directors and by senior executives of the Company shall not take part in the vote on election of the Audit Commission members.

Voting result: to elect the following members of the Audit Commission:

1. **Konstantin V. Belyaev**
2. **Lyubov A. Greseva**
3. **Elena N. Kukudzhanova**
4. **Irina V. Prokofieva**
5. **Kirill V. Frolov**

4. **Voting results at the annual general meeting of shareholders of JSC CenterTelecom on issue 4 of the meeting agenda:**

Approval of the Company's auditor for 2003

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**1 578 006 833**
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**1 360 520 971**
of which:	
Took part in the voting (number of votes).	**1 342 764 828**
Ballots deemed invalid contained on aggregate (number of votes).	**3 621 543**

Final voting results:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 338 593 573**	**98,39%**
Against	**124 179**	**0,01%**
Abstained	**425 533**	**0,03%**

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 4 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

Voting result: to approve Private JSC (ZAO) Ernst&Young Vneshaudit as the auditor of the Company for 2003

5. **Voting results at the annual general meeting of shareholders of JSC CenterTelecom on issue 5 of the meeting agenda:**

Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**1 578 006 833**
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**1 360 520 971**
of which:	
Took part in the voting (number of votes).	**1 342 779 181**
Ballots deemed invalid contained on aggregate (number of votes).	**3 374 562**

Final voting results:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 337 381 126**	**98.30%**
Against	**51 126**	**0.00%**
Abstained	**1 972 367**	**0.14%**

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 5 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

Voting result: to approve the new issue of the Regulations on the General Meeting of Shareholders of the Company

6. **Voting results at the annual general meeting of shareholders of JSC CenterTelecom on issue 6 of the meeting agenda:**

Determination of remuneration of members of the Company's Board of Directors

Total number of votes of shareholders included in the list of persons entitled to take part in the meeting and having the right to vote on the issue.	**1 578 006 833**
Total number of votes of shareholders taking part in the meeting and having the right to vote on the issue.	**1 360 520 971**
of which:	
Took part in the voting (number of votes).	**1 340 270 719**
Ballots deemed invalid contained on aggregate (number of votes).	**67 984 639**

Final voting results:

	Number of votes	Percentage of the total number of votes of shareholders taking part in the meeting and entitled to vote on the agenda issue
For	**1 098 875 464**	**80.77%**
Against	**1 660 817**	**0.12%**
Abstained	**171 749 799**	**12.62%**

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 6 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

Voting result: **to approve allocation amounts (in percent) to be used for calculation of quarterly and annual remuneration of members of the Board of Directors as follows:**

- allocation of 0.0041% of the Company's revenues from sale of goods, products, works, services in a reporting quarter according to accounting reports of the Company for remuneration of each member of the Board of Director;

- allocation of 0.4% of the net profit in a reporting year according to accounting reports of the Company for remuneration of the whole Board of Directors of the Company.

Private) Joint-Stock Company REGISTRATOR-SVYAZ in its capacity of the counting commission.
The registrar's location: 15-a Kalanchevskaya Street, Moscow, 107078, Russia
Authorized representative of Registrator-Svyaz:
(Power of Attorney #78 of June 5, 2003)

_________________ **/ Alexey M. Panov**

N 82-5798

Annex to the Minutes
of the annual general meeting of shareholders of
Joint-Stock Central Telecommunication Company

Quorum determination protocol

Moscow **June 24, 2003**

Determination of quorum at the of the annual general meeting of shareholders of Joint-Stock Central Telecommunication Company

Joint-Stock Central Telecommunication Company (henceforth the "Company" or "JSC CenterTelecom")
Location: 23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia
A general meeting of shareholders in the form of joint attendance of shareholders with prior provision of ballots for voting (the "meeting").
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia

Registration started at: 9.00 am
Registration finished at: 00.20 pm
The meeting commenced at: 11.00 am
Vote counting started at: 00.20 pm
Meeting adjourned at 01.20 pm after results of the meeting were announced.

The meeting agenda:

1. Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002.
2. Election of members of the Board of Directors.
3. Election of members of internal Audit Commission.
4. Approval of the Company's auditor for 2003.
5. Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company.
6. Determination of remuneration of members of the Company's Board of Directors.

The list of shareholders entitled to take part in the meeting was compiled based on the register entries as of **May 5, 2003** (the "record date").

As at the record date to finalize the list of shareholders entitled to participate in the extraordinary meeting of shareholders the Company has placed 1,578,006,833 **ordinary shares (outstanding) of which 0 are acquired (repurchased) by the Company.**

The total number of placed voting outstanding shares less repurchased by the Company shares is 1,578,006,833 shares.

The voting right on the agenda items #1, #2, #4, #5, #6 of the annual general meeting of shareholders is granted to shareholders-owners of ordinary shares of the Company.

The voting right on the agenda item #3 (Election of the members of the Audit Commission) is granted to shareholders-owners of ordinary shares of the Company except members of the Board of Directors and

shareholders-senior executives of the Company.

As at **11.00** hours a.m. 2,688 shareholders and their legal representatives holding on aggregate 1,316,640,719 votes were registered for the meeting.

The number of votes of members of the Board of Directors and senior executives of the Company is 20,719,740.

Number of votes belonging to shareholders entitled to vote on the agenda items #1, #2, #4, #5 and #6 is 1,316,640,719 votes, accounting for 83.44% of the total number of voting shares of the Company.

Number of votes belonging to shareholders entitled to vote on the agenda item #3 (Election of the members of the Audit Commission) is 1,295,928,974 votes, accounting for 83.22% of the total number of voting shares of the Company less voting shares owned by members of the Board of Directors and senior executives of the Company.

A quorum for passing decisions on the agenda items #1, #2, #4, #5 and #6 of the meeting is ensured by participating in the vote of shareholders owning on aggregate over 50% of the total number of outstanding voting shares less shares acquired (repurchased) by the Company.

A quorum for passing decisions on the agenda item #3 of the meeting 3 (Election of members of the Audit Commission) is reached by participating in the vote of shareholders owning on aggregate over 50% of the total number of outstanding voting shares less voting shares acquired (repurchased) by the Company and shares owned by members of the Board of Directors and senior executives of the Company.

Thus, a quorum for passing decisions on all the agenda items of the annual general meeting of shareholders of JSC CenterTelecom is reached.

As at the start of vote counting **2,712** shareholders and their legal representatives holding on aggregate 1,360,520,971 votes were registered for the meeting.

(Private) Joint-Stock Company REGISTRATOR-SVYAZ in its capacity of the counting commission.
The registrar's location: 15-a Kalanchevskaya Street, Moscow, 107078, Russia
Authorized representative of Registrator-Svyaz:
(Power of Attorney #78 of June 5, 2003)

________________ **/ Alexey M. Panov**

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***July 9, 2003***
Code of the fact (event, action): ***1200194A09072003***

Type of the general meeting of shareholders: an annual general meeting of shareholders of JSC Central Telecommunication Company.
Form of conducting the meeting –
joint attendance of shareholders with prior provision of ballots for voting
The meeting date: June 24, 2003
Registration started at: 9.00 am
Registration finished at: 00.20 pm
The meeting commenced at: 11.00 am
Vote counting started at: 00.20 pm
Meeting adjourned at 01.20 pm after results of the meeting were announced.
The meeting venue: Ekaterininski Palace, 2 Suvorovskaya Square, Moscow, Russia

The list of shareholders entitled to take part in the meeting was compiled based on the register entries as of May 5, 2003 (the "record date").

As at the record date to finalize the list of shareholders entitled to participate in the extraordinary meeting of shareholders the Company has placed 1,578,006,833 ordinary shares (outstanding) of which 0 are acquired (repurchased) by the Company.

The total number of voting outstanding shares less repurchased by the Company shares is 1,578,006,833 shares.

The voting right on the agenda items #1, #2, #4, #5 and #6 of the annual general meeting of shareholders is granted to shareholders-owners of ordinary shares of the Company.
The voting right on the agenda item #3 (Election of the members of the Audit Commission) is granted to shareholders-owners of ordinary shares of the Company except members of the Board of Directors and shareholders-senior executives of the Company.

As at 11 hours a.m. 2,688 shareholders and their legal representatives holding on aggregate 1,316,640,719 votes were registered for the meeting.

The number of votes of members of the Board of Directors and senior executives of the Company is 20,719,740.

Number of votes belonging to shareholders entitled to vote on the agenda items #1, #2, #4, #5 and #6 is 1,316,640,719 votes, accounting for 83.44% of the total number of voting shares of the Company.

Number of votes belonging to shareholders entitled to vote on the agenda item #3 (Election of the members of the Audit Commission) is 1,295,928,974 votes, accounting for 83.22% of the total number of voting shares of the Company less voting shares owned by members of the Board of

Directors and senior executives of the Company.

A quorum for passing decisions on the agenda items #1, #2, #4, #5 and #6 of the meeting is ensured by participating in the vote of shareholders owning on aggregate over 50% of the total number of outstanding voting shares less shares acquired (repurchased) by the Company.

A quorum for passing decisions on the agenda item #3 of the meeting 3 (Election of the members of the Audit Commission) is reached by participating in the vote of shareholders owning on aggregate over 50% of the total number of outstanding voting shares less shares acquired (repurchased) by the Company and shares owned by members of the Board of Directors and senior executives of the Company.

Thus, a quorum for passing decisions on all the agenda items of the annual general meeting of shareholders of JSC CenterTelecom is reached.

As at the start of vote counting 2,712 shareholders and their legal representatives holding on aggregate 1,360,520,971 votes were registered for the meeting.

Resolutions put for vote and voting results.

ISSUE 1. ***Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profit, including payment (declaration) of dividends, and loss of the Company according to results of 2002.***
1.1 Approval of the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profits and loss of the Company according to results of 2002.

For	*1,339,501,487*	***98.46%***
Against	*13,047*	*0.00%*
Abstained	***214,496***	*0.02%*

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 1 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

It was resolved:
to approve the annual report, annual accounting statements including statement of profit and loss (profit and loss account) of the Company, as well as of distribution of profits and loss of the Company according to results of 2002.

1.2. Payment of dividend on ordinary shares for 2002.

Voting results:

For	*1,339,014,662*	*98.42%*
Against	*88,767*	*0.01%*
Abstained	*331,920*	*0.02%*

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 1 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

It was resolved:

to approve payment of dividends for 2002 as follows:
-to the amount of RUR0.096 per ordinary share in cash before December 31, 2003.

1.3. Payment of dividend on preference shares for 2002.

Voting results:

For	***1,339,002,406***	***98.42%***
Against	***95,538***	***0.01%***
Abstained	***184,458***	***0.01%***

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 1 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

It was resolved:
to approve payment of dividends for 2002 as follows:
-to the amount of RUR0.206 per preference class A share in cash before August 23, 2003.

ISSUE 2. ***Election of members of the Board of Directors.***

Final voting results:

	Name of candidate	**Number of "For" votes cast**
1.	***Boris D. Antonyuk***	***1,108,698,947***
2.	***Ruben A. Amaryan***	***1,141,442,786***
3.	***Vladimir A. Andrievski***	***7,919,288***
4.	***Stanislav P. Avdiants***	***1,106,120,572***
5.	***Alexey F. Bodunkov***	***7,755,868***
6.	***Vadim E. Belov***	***1,118,152,760***
7.	***Ivan Ya. Boyko***	***507,620,095***
8.	***Alexander P. Gribov***	***1,670,690,520***
9.	***Sergey A. Gribov***	***5,679,752***
10.	***Vladimir V. Dudchenko***	***3,762,897***
11.	***Alexander A. Ermolich***	***3,546,669***
12.	***Alexander V. Ikonnikov***	***1,372,796,905***
13.	***Alexander V. Lopatin***	***1,106,097,223***
14.	***Igor Yu. Nechaev***	***12,959,747***
15.	***Alexey B. Panteleev***	***1,107,698,059***
16.	***Oksana V. Petrova***	***1,103,693,904***
17.	***Viktor D. Savchenko***	***5,700,652***
18.	***Sergey V. Soldatenkov***	***5,575,510***
19.	***Grigori M. Finger***	***1,639,626,951***
20.	***Evgeni V. Yurchenko***	***5,883,283***
21.	***Valeriy N. Yashin***	***1,624,848,491***

Pursuant to Item 4 Article 66 of the Federal Law On Joint-Stock Companies candidates to the Board of Directors for whom the largest numbers of votes were cast shall be deemed elected members of the Board.
It was resolved:
to elect the following members of the Board of Directors.

1. ***Boris D. Antonyuk***
2. ***Ruben A. Amaryan***
3. ***Stanislav P. Avdiants***

4. ***Vadim E. Belov***
5. ***Alexander P. Gribov***
6. ***Alexander V. Ikonnikov***
7. ***Alexander V. Lopatin***
8. ***Alexey B. Panteleev***
9. ***Oksana V. Petrova***
10. ***Grigori M. Finger***
11. ***Valeriy N. Yashin***

ISSUE 3. ***Election of members of internal Audit Commission.***

Final voting results

1. Konstantin V. Belyaev

For	***1,156,077,596***	***86.29 %***
Against	***113,399***	***0.01 %***
Abstained	***155,497,707***	***11.61 %***

2. Lyubov A. Greseva

For	***1,155,688,164***	***86.26 %***
Against	***136,682***	***0.01 %***
Abstained	***155,575,186***	***11.61 %***

3. Elena N. Kukudzhanova

For	***1,155,680,285***	***86.26 %***
Against	***134,920***	***0.01 %***
Abstained	***155,585,429***	***11.61 %***

4. Irina V. Prokofieva

For	***1,152,529,306***	***86.02 %***
Against	***66,576***	***0.00 %***
Abstained	***158,818,576***	***11.85 %***

5. Kirill V. Frolov

For	***1,152,511,044***	***86.02 %***
Against	***75,224***	***0.01 %***
Abstained	***158,819,371***	***11.85 %***

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Companies a decision on issue 3 of the meeting agenda shall be taken by a majority of votes of shareholders owners of ordinary shares participating in the meeting.
Pursuant to item 6 Article 85 of the Federal Law On Joint-Stock Companies shares owned by members of the Board of Directors and by senior executives of the Company shall not take part in the vote on election of the Audit Commission members.

It was resolved:

to elect the following members of the Audit Commission:

1. Konstantin V. Belyaev
2. Lyubov A. Greseva
3. Elena N. Kukudzhanova
4. Irina V. Prokofieva
5. Kirill V. Frolov

ISSUE 4. ***Approval of the Company's auditor for 2003.***

Final voting results:

For	***1,338,593,573***	***98.39%***
Against	***124,179***	***0.01%***
Abstained	***425,533***	***0.03%***

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 4 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

It was resolved:
to approve Private JSC (ZAO) Ernst&Young Vneshaudit as the auditor of the Company for 2003

ISSUE 5. ***Approval of a new issue of the Regulations on the General Meeting of Shareholders of the Company.***

Final voting results:

For	***1,337,381,126***	***98.30%***
Against	***51,126***	***0.00%***
Abstained	***1,972,367***	***0.14%***

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 5 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

it was resolved:
to approve the new issue of the Regulations on the General Meeting of Shareholders of the Company.

ISSUE 6. ***Determination of remuneration of members of the Company's Board of Directors.***

Final voting results:

For	***1,098,875,464***	***80.77%***
Against	***1,660,817***	***0.12%***
Abstained	***171,749,799***	***12.62%***

Pursuant to item 2 Article 49 of the Federal Law On Joint-Stock Company a decision on issue 6 of the meeting agenda shall be taken by a majority of votes of shareholders-owners of voting shares participating in the meeting.

It was resolved:

to approve allocation amounts (in percent) to be used for calculation of quarterly and annual remuneration of members of the Board of Directors as follows:

- allocation of 0.0041% of the Company's revenues from sale of goods, products, works, services in a reporting quarter according to accounting reports of the Company for remuneration of each member of the Board of Director;

- allocation of 0.4% of the net profit in a reporting year according to accounting reports of the Company for remuneration of the whole Board of Directors of the Company.

R.Amaryan
General Director *Corporate seal*

Notice of a material fact (event, action) affecting the issuer's business and financial activities

Joint-Stock Company (JSC) Central Telecommunication Company
Location: ***23 Proletarskaya Street, Moscow Region, Khimky, 141400, Russia***
Issuer's code: ***00194-4***

The date of the material fact (event, action): ***July 14, 2003***
Code of the fact (event, action): ***0200194A14072003***

Vadim E. Belov, member of the Board of Directors of JSC Central Telecommunication Company.

Interest in the Issuer's Charter capital before the change: 0.0%
Interest in the Issuer's Charter capital after the change: 0.00019%

The date of the change: July 14, 2003.

R.Amaryan
General Director

Corporate seal